SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

Flexsteel Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

339382103

(CUSIP Number)

August 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339382103	13G

1	NAME OF REPORTING PERSONS Jeffrey T. Bertsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 275,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 275,848
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 339382103	13G

1	NAME OF REPORTING PERSONS Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 181,888
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 181,888
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.32%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

CUSIP No. 339382103	13G

1	NAME OF REPORTING PERSONS Frank H. Bertsch Trust, No. 2 dated January 25, 1974
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 93,960
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 93,960
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.72%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

CUSIP No. 339382103	13G

Item 1(a). Name of Issuer:

Flexsteel Industries, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

385 Bell Street, Dubuque, IA 52001-0877

Item 2(a). Name of Person Filing:

The shares are held by the Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987 (the “JTB Trust”), and the Frank H. Bertsch Trust, No. 2 dated January 25, 1974 (the “FHB Irrevocable Trust”). Jeffrey T. Bertsch is the sole trustee of the JTB Trust, and has sole power to vote and dispose of the shares held by the FHB Irrevocable Trust pursuant to the irrevocable trust agreement.

Item 2(b). Address of Principal Business Office, or if none, Residence:

c/o Maslon LLP (A. Tataryn), 90 South 7th Street, Suite 3300, Minneapolis, MN 55402

Item 2(c). Citizenship:

Jeffrey T. Bertsch is a United States Citizen; the JTB Trust is domiciled in Arizona; and the FHB Irrevocable Trust is domiciled in Iowa.

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). CUSIP Number:

339382103

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

JTB Trust

(a)	Amount beneficially owned: 181,888 shares of Common Stock

(b)	Percent of class – 3.32%

(c)	Number of shares as to which Jeffrey T. Bertsch has sole voting and dispositive power:181,888

FHB Irrevocable Trust

(a)	Amount beneficially owned: 93,960 shares of Common Stock

(b)	Percent of class – 1.72%

(c)	Number of shares as to which Jeffrey T. Bertsch has sole voting and dispositive power: 93,960

The percentage ownership for each Reporting Person is based upon 5,470,000 weighted average common shares outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 8-K filed on August 22, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

 Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987

By:	/s/ Jeffrey T. Bertsch
Jeffrey T. Bertsch, Trustee

Frank H. Bertsch Trust, No. 2 dated January 25, 1974

By:	/s/ Frank Brooks Bertsch
Frank Brooks Bertsch, Co-Trustee

/s/ Jeffrey T. Bertsch
Jeffrey T. Bertsch